APPENDIX D
                                   September 8, 1998

The Board of Directors
Applied Intelligence Group, Inc.
c/o Mr. Robert Barcum, President and Chief Operating Officer
13800 Benson Road
Edmond, Oklahoma 73013

Gentlemen:

      You  have requested the opinion of Seidman
& Co., Inc. as  to the fairness, from a
financial point of view, to the shareholders of Applied Intelligence Group, Inc. ("AIG"), of the proposed sale (the "Transaction") of the Technical Consulting Business of AIG (the
"Consulting Group")  to  The Netplex Group, Inc.
("Netplex").

      It is understood that the Consulting Group provides a range of management consulting and computer systems information integration services and technology focused on the retail and wholesale distribution industries.

      The  "Proposed asset acquisition by The
Netplex Group, Inc.   of  the  Technical
Consulting  Business  of  Applied Intelligence
Group, Inc." letter agreement, dated  July  31,
1998, (the "Agreement"), between Applied
Intelligence Group, Inc.  and  The  Netplex
Group would provide for Netplex to purchase all of the assets of the Consulting Group.

      In  consideration for selling the
Consulting Group  to Netplex,  the  Agreement
provides for  AIG,  minimally,  to receive
$4.000,000,  including  $3,000,000  in   cash
plus Netplex  convertible preferred stock having
a face value  of $1,000,000 and  convertible
into Netplex common stock  on  a one for   one
basis.   Maximally,   AIG  would   receive
$6,500,000,  including  $3,000,000  in  cash,
plus  Netplex convertible preferred stock which
would be convertible  into two (2) shares of
Netplex common stock for for each share of
preferred, subject to Consulting Group
performance, plus  an earn-out   payment  up  to
$1,500,000,  again  subject   to Consulting
Group performance.  Thus, it is understood  that
total  consideration for the Consulting  Group
ranges  from approximately $4,000,000 on the low
end to $6,500,000 on the high, excluding  stock
appreciation  value  (the   "Total Consideration").

     It is understood that the proceeds from the sale of the Consulting Group are to be reinvested by AIG into two remaining businesses of the AIG, "viaLink" and "ijob," both Internet related.

     In reaching our fairness opinion, we have examined and considered all available information and data which we deemed relevant to determining the fairness of the subject Transaction from a financial point of view, including:

     1. The "Proposed asset acquisition by The Netplex Group, Inc. of the
        Technical Consulting Business  of
        Applied  Intelligence Group, Inc."
        letter agreement, dated July 31, 1998,
        between AIG and Netplex;

     2. AIG's 10-K, dated December 31, 1997, AIG's 10-Q, dated June 30,1998;

     3. Historic   and  current  operating  data for the
        Consulting Group and AIG, actual and pro
        forma  for the  Transaction,  with focus
        on  sales,  operating costs  and other
        charges against revenues, operating cash
        flow and operating cash flow margins
        (that  is, operating   cash  flow  as
        percent  of revenues),
        operating income and operating income
        margins,  pretax income and pre-tax
        income margins;

     4. Historic   and  current  balance  sheets   for   the
        Consulting Group and AIG, actual and pro forma for the Transaction, focusing on analysis of assets and capital structure and on indices of liquidity, activity and coverage, including current and longterm debt to equity ratios;

     5. Comparative  statistical analysis of the  operating
        performance   and   balance   sheets
        of   selected companies  comparable to
        the Consulting Group  which have
        publicly traded common stock, and,  from
        this data,  deriving financial and
        capitalization  ratios typical   of
        management  and  systems consulting
        companies;

     6. Financial and operating forecasts provided by AIG management for the Consulting Group and other AIG businesses;

     7. Discounted   cash  flow  analyses   of five   year
        projected net free cash flows for the Consulting Group;

     8. Discounted   cash  flow  analyses   of five   year
        projected net free cash flows for viaLink and ijob;

     9. Conditions  in,  and the outlook for the management
        and   systems  consulting  industry  in
        the  United States;

     10.Conditions  in,  and  the  outlook  for
        the  United States   economy,  interest
        rates   and financial  markets;

     11.Other  studies, analyses, and
        investigations  as  we deemed
        appropriate

      The  preparation of a fairness opinion  is
a  complex process  and  is  not  necessarily
susceptible  to  partial analysis or summary
description.  Selecting portions of  the
analyses  or  of  the  summary  set  forth
herein   without considering  the  analysis  as
a  whole  could  create   an incomplete  view of
the processes underlying Seidman  &  Co. Inc.'s
fairness  opinion.  This letter was prepared
solely for  the purpose of Seidman & Co., Inc.
providing an outline of   the   opinion  as  to
the  fairness  of  the   subject disposition,
and  does not purport to be  an  appraisal  or
necessarily  reflect  the  prices  at  which
businesses  or securities  actually  may be
sold.   This  letter  only  has application  as
it is employed with reference to the full written analysis and supporting research and tables.

      During  the course of our investigation,
we  conducted interviews  with persons who, in
our judgment, were  capable of  providing us
with information necessary to complete  the
assignment,  including  members  of  management.
We   have assumed  that  the  information and
accounting  supplied  by management  and others
are accurate, and reflect good  faith efforts
to describe the current and prospective  status
of both   the   Consulting  Group  and  other
AIG  businesses, including      viaLink  and
ijob,  from  an  operational    and
financial   point   of  view.   We  have
relied,   without independent   verification,  upon  the
accuracy   of  the information provided by these sources.

      The  valuation fairness tests include a
matrix of fair market  valuations  of
the  Consulting  Group,   and   the
comparison  of these valuations with the Total
Consideration to  be  paid  AIG  under the terms of the
Transaction.   Two generally accepted methods have been
employed in determining the Consulting Group's fair market value, the "market comparable method" and the "discounted cash flow method." The market comparable method of valuation relates to a subject company's operating and balance sheet financial capitalizing multiples based on ratios derived from a universe of publicly-traded market comparable companies.
The discounted cash flow method of valuation derives the present value of a company from a future stream of free cash flows.

      Based, therefore, on our analysis and
consideration of the foregoing,
particularly the market comparable and discounted cash flow valuations, it is our considered professional judgment that the consideration in the proposed sale of the Applied Intelligence Group, Inc. Technical
Consulting Business is fair to the existing shareholders of Applied Intelligence Group,
Inc. from a financial point  of view.

                                   Yours truly,
                                   /S/ Seidman & Co., Inc.